N-SAR Question 77K: Change in Independent Registered Public Account Firm

On March 6, 2013, the Audit Committee of the Board of Trustees and the Board of Trustees of the Fund appointed BDO USA, LLP (“BDO”) to replace Travis Wolff, LLP (“TW”) as the independent registered public accounting firm for the Fund for the fiscal year ended March 31, 2014.  The change was proposed because the members of TW’s tax team that worked with the Fund moved to BDO and certain members of TW’s audit team that worked with the Fund have also left TW.

For the fiscal years ended March 31, 2012 and 2013, the Fund did not consult with BDO on any matter which concerned the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Fund’s financial statements or the subject of a disagreement a reportable event.

During the Fund’s fiscal years ended March 31, 2012 and 2013, there were no disagreements between the Fund and TW on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures which, if not resolved to the satisfaction of TW, would have cause TW to make reference thereto in its report, nor were there any “reportable events” as that term is described in Item 304(a)(1)(v) of Regulation S-K.

The Fund provided TW with a copy of these disclosures and requested TW to furnish the Fund with a letter addressed to the Securities and Exchange Commission stating whether it agrees with the statements made by the Fund herein and, if not, detailing the particular statements with which it does not agree. A copy of such letter, dated June 9, 2013, is filed as an exhibit to this Form N-SAR.

The Fund also provided BDO with a copy of these disclosures and gave BDO the opportunity to provide a letter addressed to the Securities and Exhange Commission in the event it did not agree with any of the disclosures contained herein.  BDO has not provided such a letter.